Exhibit 12
TENNESSEE GAS PIPELINE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Years ended December 31,
	2008	2007	2006	2005	2004
Earnings
Pre-tax income from continuing operations	$182	$244	$202	$130	$158
Income from equity investee	(13)	(13)	(15)	(14)	(13)

Pre-tax income from continuing operations before income from equity investee	169	231	187	116	145

Fixed charges	141	139	137	135	136
Distributed income of equity investee	16	27	17	64	—
Capitalized interest	(3)	(6)	(5)	(2)	(1)

Total earnings available for fixed charges	$323	$391	$336	$313	$280

Fixed charges
Interest and debt expense	$140	$138	$136	$134	$133
Interest component of rent	1	1	1	1	3

Total fixed charges	$141	$139	$137	$135	$136

Ratio of earnings to fixed charges	2.3	2.8	2.5	2.3	2.1

     For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:
•	income or loss from equity investee, adjusted to reflect actual distributions from equity investments; and

•	fixed charges;

less:

•	capitalized interest.

Fixed charges means the sum of the following:

•	interest costs, not including interest on tax liabilities which is included in income tax expense our income statement;

•	amortization of debt costs; and

•	that portion of rental expense which we believe represents an interest factor.